EXHIBIT 99.1

R.V.B. HOLDINGS LTD.

1 Ha’Ofeh Street, Kadima-Tzoran, P.O. Box 5051, Israel

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of the Shareholders of R.V.B. Holdings Ltd. (the "Company") will be held on September 26, 2016, at 10:00 a.m. Israel time, at the offices of Pearl Cohen Zedek Latzer Baratz, 1 Azrieli Center, Round Tower, 18th floor, Tel Aviv, Israel., for the following purpose:

1.	To approve and adopt an Amended and Restated Articles of Association of the Company, in the form attached hereto as Appendix A (the “Amended Articles”);

2.	To approve changing the name of the Company to “EViation Ltd.” or such similar name as may be approved by the Israeli Registrar of Companies;

3.	To approve as required under §267 and §275 of the Israeli Companies Law, 1999-5759 (the “Israeli Companies Law”), of the proposed compensation terms for Mr. Omer Bar-Yohay. A summary of the proposed compensation package is included under Proposal no. 3 of the proxy statement;

4.	To approve as required under §267 and §275 of the Israeli Companies Law, of option grants to certain non-executive directors of the Company as set forth on Appendix B attached to the the proxy statement, under the new Employee Share Option Plan adopted by the Board (the “ESOP”), such grants to be made following the approval of the ESOP by the Israeli Income Tax Authority;

5.	To approve as required under §267 and §275 of the Israeli Companies Law and ratification of the Company’s purchase of insurance policies of directors’ and officers’ liability, as described in proposal no. 5 of the proxy statement;

6.	To approve as required under §267 and §275 of the Israeli Companies Law of amended indemnification agreements between the Company and its officers and directors, in the form attached hereto as Appendix C to the proxy statement;

7.	Approval of the appointment of the CPA firm Somekh Chaikin (KPMG Israel) as the independent auditors of the Company for the 2016 fiscal year and the period ending at the close of the next annual general meeting, and authorization of the Company’s management to negotiate and conclude the remuneration of such auditors and the other terms of their retention;

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals no. 3, 4, 5 and 6, your shares will not be voted for Proposals no. 3, 4, 5 and 6.

In addition, at the Meeting, management shall also present and discuss the following major developments in the Company’s business:

1.	Presentation and discussion of the acquisition (at cost) and assumption by the Company’s subsidiary, EViation Tech Ltd. (the “Subsidiary”), for the purpose of developing and commercializing electric propulsion aviation (the “Business”), of all rights and obligations acquired and/or entered into on behalf of the Subsidiary prior to its formation, all in the framework of entrepreneurial activity in the Business by certain controlling shareholders of the Company (the “Prior Entrepreneurial Activity”).

2.	Presentation and discussion of the Company’s entrance on July 17, 2016 into a Loan and Credit Agreement, as ratified by the audit committee of the Company (the “Audit Committee”) and the Board on August 15, 2016, with the controlling shareholders of the Company, Aviv Tzidon and Magic Stones Ltd. (“Controlling Shareholders”) pursuant to which they loaned a total of $500,000 to the Company for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. As security for such loan, the Company granted to the Buyers a specific lien and security interest on all of the shares of the Subsidiary held by the Company. The loan may be repaid by the Company at any time in minimum increments of $50,000. The proceeds of the loan are to be used for funding the on-going operations of the Company

3.	Presentation and discussion of the Subsidiary’s entrance on July 17, 2016 into a Loan and Credit Agreement, as ratified by the Audit Committee and the Board on August 15, 2016, with the Controlling Shareholders pursuant to which they granted a credit line to the Subsidiary of up to a total of $4,500,000 for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. Draws on such credit line may be made in increments of not less than $50,000, and outstanding amounts on the credit line may be repaid in increments of not less than $50,000. Accrued interest is payable annually. As security for amounts owing under the credit line, the Subsidiary granted to the Controlling Shareholders a floating lien and charge on all of the assets of the Subsidiary, and a specific charge on all of the intellectual property rights owned by the Subsidiary at any time. An event of default on any one of the loan made to the Company and the credit line granted to the Subsidiary triggers an event of default under the other of such loan and credit line.

4.	Presentation and discussion of the Service Agreement between the Company and the Subsidiary and Phinergy Ltd., a company in which Aviv Tzidon is an interested party, for procurement by the Company and the Subsidiary of financial management services, a sublease for office space to be used by the Subsidiary, administrative services and human resources services. All of such services are provided by Phinergy on at ‘at cost’ basis determined by a formula set out in the Services Agreement. The monthly rent for the premises to be used by the Subsidiary is currently NIS 8,040.

Under the Israeli Companies Law-1999,5759, and regulations promulgated hereunder, the Loan and Credit Agreement requires the approval of the Company's Audit Committee and Board of directors.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company's Articles of Association (“AOA”), only shareholders of record as of August 24, 2016, (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. Shareholders as of the Record date are also entitled to receive a notice of the Meeting and to vote at the Meeting if they held ordinary shares of the Company no par value (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport, or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Each Share is entitled to one vote on each matter to be voted upon at the Meeting. Subject to the Company's articles of association, two or more shareholders present in person or by proxy (“Present Shareholders”) and holding or representing together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned one day thereafter at the same time and place or to such other day, time and place as the Board may indicate in a notice to the Shareholders. At such adjourned Meeting any number of Shareholders shall constitute a quorum for the business for which the original Meeting was called.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. We will not be able to count a proxy card unless we receive it at our principal executive offices at 1 Ha’Ofeh Street, Kadima-Tzoran, P.O. Box 5051, Israel or at our transfer agent, American Stock Transfer $ Trust Co., LLC, 6201 15th Avenue, Brooklyn, NY 11219, Phone number: 1-800-937-5449, in the enclosed envelope, by September 18, 2016 at 6:00 pm Israel time, which is September 18, 2016 at 11:00 am Eastern time.

If you sign and return the enclosed proxy card, your shares will be voted as abstained of all of the proposed resolutions, whether or not you specifically indicate a “ABSTAIN” vote, unless you specifically vote in favor or vote against a specific resolution.

On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.